Exhibit 4

Avricore Health Inc.

Management’s Discussion & Analysis

For the three and six months ended

June 30, 2023

Avricore Health Inc.

Management’s Discussion and Analysis

as of August 29, 2023

This Management Discussion and Analysis (“MD&A”) of Avricore Health Inc. (“AVRICORE”, the “Company”, “we”, “us” or “our”) for the period ended June 30, 2023 is prepared as of August 30, 2023. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2023 and the audited consolidated financial statements for the year ended December 31, 2022 and the related notes thereto.

Our consolidated financial statements are prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about Avricore Health Inc. can be found on the SEDAR website (www.sedar.com) and on the Company’s website (www.avricorehealth.com).

FORWARD LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements. These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Avricore’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results for the year ended December 31, 2022, and in Avricore’s annual financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Avricore does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of August 29, 2023

OVERVIEW

Avricore Health is focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through our flagship offering HealthTab™ (a wholly owned subsidiary), we provide a turnkey point-of-care testing platform, creating value for stakeholders and better outcomes for patients.

The HealthTab™ platform effectively turns pharmacies into community point-of-care diagnostic centres. It enables pharmacists to take on a greater role in primary health services, capitalizes on the rapidly growing point-of-care testing market, and ultimately improves the quality of life for patients living with chronic illness.

POST COVID-19 ENVIRONMENT

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. Three years later the pandemic’s aftershocks continue to impact the environment in which the Company operates.

One benefit is the increased focus on real world evaluations and rapid point-of-care testing (POCT) which has brought increased attention to HealthTab™. While continuing HealthTab’s™ primary focus on general health screening it has also been adapted to support virological testing.

HEALTHTAB™ – KEY DEVELOPMENTS

Key developments have included:

●	In the six months end June 30, 2023 revenue increased by 437% year over year to $1,177,290 and gross profit increased by 511% to $440,152.

●	In the three months ended June 30, 2023 revenue increased by 211% year over year to $548,049 and gross profit increased by 300% to $229,471.

●	Avricore has partnered with Ascensia Diabetes Care to integrate their blood glucose monitoring systems, CONTOUR®NEXT GEN and CONTOUR®NEXT ONE, with Avricore’s HealthTab™ platform. The collaboration aims to improve diabetes management for patients and pharmacists in Canada by linking daily blood glucose testing data to the patient’s HealthTab™ account. This integration will provide a more comprehensive health data tool for combating diabetes. The technical work is expected to be completed by Q3 of this year, with ongoing efforts to encourage patient engagement. Ascensia Diabetes Care is a global company focused on supporting people with diabetes and is a subsidiary of PHC Holdings Corporation.

●	Avricore’s HealthTab™ platform has been selected by a collaborative effort involving Barts Heart Centre and HEART UK to assess the feasibility of community pharmacists in the UK providing cholesterol testing alongside blood pressure checks for cardiovascular risk evaluation. The study aims to build on the success of over 930,000 blood pressure checks conducted in 6,000 pharmacies as part of an NHS initiative. With NHS England allocating £645 million to increase access to primary care, HealthTab™ will support pharmacists in delivering vital support for chronic diseases.

●	Signing a reseller agreement between HealthTab™ Inc. and Abbott Rapid Diagnostics Limited UK & Ireland. This agreement provides a foundation for HealthTab™ to purchase and distribute the Afinion™ 2 and associated tests for diabetes and heart disease screening in community pharmacies in the United Kingdom.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of August 29, 2023

●	The Company has significantly expanded the number of Shoppers Drug Mart pharmacies offering its HealthTab™ point-of-care testing platform under a renewed Master Service Agreement (MSA) to 545 locations nation-wide. In addition to Shoppers Drug Mart pharmacies, this new MSA and corresponding Statement of Work (SOW) provides for affiliated locations under the Loblaws family of brands, to utilize HealthTab™ upon request.

●	541 HealthTab™ systems were operating in Shoppers Drug Mart® and Loblaw family stores including pharmacist walk-in clinics as of June 30, 2023, 402 in Ontario and 40 in British Columbia, 12 in Nova Scotia, 83 in Alberta and 4 in New Brunswick. The Company was honoured to have HealthTab™ placed in the first pharmacist-led primary healthcare clinic located in Lethbridge, Alberta. Not only was this the first clinic, it was also the first system placed in a Real Canadian Superstore®, as well as its first Alberta location.

●	Subsequent to June 30, 2023 an additional 4 systems have been deployed for a total of 545 participating Shoppers Drug Mart® pharmacies and Loblaw family stores offering screening tests to patients via HealthTab™ systems as of the date of this report.

●	In 164 of these locations, the Company has deployed Abbott’s ID Now™, either in combination with the Afinion 2™ or standalone, to offer confirmed molecular testing for virus detection in community pharmacies. Last year’s “tripledemic” (Flu, RSV and Covid) strained the Canadian healthcare system beyond its breaking point. This year scientists are concerned about a heavily mutated Covid variant. Pharmacy will play a key a role in these battles and confirmed tests results means faster responses, better treatment and less spread of these infectious diseases.

●	While flu season strains pharmacies’ capacity for chronic disease screening and management, having the ID Now™ means HealthTab™ can support pharmacies with confirmed molecular testing for virus detection during these critical months of the year and diversify the Company’s revenues.

●	The innovative practice of pharmacist-led primary healthcare clinics is expected to expand, as provinces struggle to meet the health care needs of their residents and recruit more family physicians. The program’s primary focus is to screen patients at-risk for diabetes and cardiovascular disease. In-store signage and print material will let customers know they are able to request HealthTab™ tests, and existing patients will be made aware through direct outreach from their Shoppers Drug Mart® or Real Canadian Superstore® pharmacist based on their health profile. On March 28th, 2023, the Government of Canada tabled it’s budget for the year ahead, including a 10-year funding agreement with the Nation’s provinces to increase healthcare funding. This new funding approach is novel for the fact that each province will have specific agreements, opposed to the more traditional generalized formula. This approach is expected to bring substantial innovations related to healthcare data and new healthcare service delivery, as the provinces agreed to make changes to rules and practices which have limited data-flow optimization and healthcare access.

●	The Canadian Medical Association expressed support for many of the initiatives on March 30th, 2023, in relation to the healthcare agreement and encouraged government to institute recommendations from the Addressing Canada’s Health Workforce Crisis report from the Standing Committee on Health. One of the key items they pointed to was “…optimizing scopes of practice for health professionals…”.

●	Most provinces have already begun expanding the scope of practice of their pharmacists, with 7 provinces allowing these healthcare professionals to prescribe for minor ailments and 8 provinces either allowing or will soon allow them to order and interpret lab results.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of August 29, 2023

●	As of July 1st, 2022, the Government of Ontario brought into effect an expanded scope of practice for community pharmacists in the province, joining Alberta in this growing and increasingly popular approach. This includes limited prescribing for minor ailments, as well as the ability to perform certain point-of-care tests to assist patients with managing chronic disease. Approved tests include glucose, HbA1c and lipids, all of which HealthTab™ currently offers with the Abbott Afinion 2™. Also announced as part of this plan in Ontario, is a second stage of scope modifications, which began on January 1, 2023. This stage allows for limited prescribing for minor ailments and certain prescription renewals, further enhancing the value of community pharmacy.

●	These changes, and increasing demand, means Canadian pharmacy business is rapidly changing before our eyes, from being product focused to service focused. At $51.4 billion, the industry already represents a significant impact on healthcare, and the anticipated increase in funding and new service offerings, including point-of-care testing, will mean this practice will play an even more impactful role going forward.

●	During the pilot with Shoppers Drug Mart®, over 15,000 HealthTab™ tests were completed for more than 6,900 patients. The data collected confirmed that the patients tested had a high prevalence of previously undiagnosed diabetes, pre-diabetes and heart disease and significant near-term risk for major health events. Almost 60 per cent of patients needed an intervention to better manage their chronic disease. On average, 31 percent received a new chronic medication, 28 percent required a change in their current medication, and 235 patients were newly identified as diabetic. Patients also reported in post surveys that they valued receiving this information from their pharmacists, and those pharmacists indicated that HealthTab™ enabled an increase in the value of services they were able to provide to their patients.

●	Developed a unique quality assurance program with a third-part reference laboratory to offer HealthTab™ pharmacies industry leading validation for point-of-care instruments and test consumables.

●	Signing of a non-exclusive, pilot supplier distribution agreement in Canada between HealthTab™ Inc., and Abbott, with respect to the handheld blood chemistry analyzer, i-STAT Alinity. The agreement allows HealthTab™ to distribute Abbott’s point-of-care i-STAT Alinity and its associated tests for creatinine in Canadian pharmacies to better support patients with important information about their renal function.

●	Amendment to the Distribution Agreement adds Abbott’s popular ID NOW™ molecular testing device which will add onsite testing and reporting capabilities for SARS-CoV-2 as well as Respiratory Syncytial Virus (RSV), Influenza A & B and Streptococcus – a powerful combination for detecting infections before they spread.

●	Partnered with Ellerca Health Inc. to offer joint diabetes screening and management support.

●	Developing new pilot programs with national pharmacy chains,

●	Continuing to negotiate new POC diagnostic device integrations to expand the HealthTab™ testing menu.

●	Refining HealthTab™’s de-centralized clinical trials capabilities to monetize de-identified data associated with high-value Real-World Evaluation (RWE).

●	Moving forward with negotiations across several target demographics, domestically and internationally, with pharmacies, life-science companies, host-locations and Clinical Research Organizations (CRO).

HealthTab™ is a cloud-based network technology that enables the world’s first harmonized, real-time response system where consumers receive a finger-stick blood test at their local pharmacy via a web-enabled clinical grade blood chemistry analyzer. These results are available in 12 minutes. Consumers’ bio-markers, which include key results related to heart, liver and kidney function, are received via secure login which they can then use to better understand their health performance and share with their healthcare team for evidence-based decision making. This one-of-a-kind real-time reporting system opens the door to improved preventative healthcare in public and private health systems.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of August 29, 2023

De-identified data collected, with consumer consent across the HealthTab™ network of analyzers, can be shared with life-science companies and other research entities including the clinical research industry. The traditional clinical trial approach can be limited in the scope of time, demographical outreach, and other inherent exclusionary attributes. HealthTab™ presents a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and real-world evaluation clinical trials.

Between January and February 2020, the Deloitte Center for Health Solutions surveyed multiple leaders from 17 pharmaceutical companies on their organizations’ RWE capabilities. Survey questions revolved around current and future applications for RWE, areas of investment, strategic partnerships, and use of Real World Data (RWD) and RWE in R&D.

●	Ninety-four percent of survey respondents believe using RWE in R&D will become important or very important to their organizations by 2022.

●	Almost all companies expect to increase investments in talent, technology, and external partnerships to strengthen their RWE capabilities.

●	Reduced clinical trial costs and trial failure rates using RWE in R&D

●	Entered strategic partnerships to access new sources of RWD (in fact, all have taken this step)

The Company believes it is very well positioned as a strategic partner and lead in this exciting growth sector. In addition, HealthTab™ is ideally situated to provide Real Time Real World Data (RTRWD). This is an important distinction from RWD because HealthTab™’s anonymized data can be transmitted in real time versus the lag that is accompanied with RWD that is gathered from clinical reporting systems, insurance claims and adverse event reporting systems.

Currently, HealthTab™ is available in certain Shoppers Drug Marts in several Canadian provinces. The Company has secured commitments with other pharmacies in Canada to place additional HealthTab™ systems and is in negotiations with corporate chains. Furthermore, the Company expanded a partnership agreement with the Ontario Pharmacists Association (OPA) to endorse HealthTab™ to pharmacies conducting COVID-19 testing and government for real-time reporting of test results. The OPA is the largest pharmacists’ association in Canada with over 10,000 members and over 4,600 community pharmacy locations.

HealthTab™ is being embraced as it is the most credible way to deploy point-of-care testing in the pharmacy and community setting where it offers the reliability, accuracy and flexibility the sector needs. Avricore has enjoyed a robust response from a variety of key industry players including, CROs, labs, pharmacies and researchers and has been engaging in a variety of technical discussions which are anticipated to lead to business.

As conversations progress, the Company will be making announcements in due course.

Fully Integrated Patient Health Records

The Company has been in technical discussions on the integration of HealthTab™ into the electronic medical records and pharmacy management systems with a Canadian market leader in the provision of these systems.

HealthTab™’s API integration capabilities make it ideal to achieve an industry first, where a consumer’s test results can be directly linked to an electronic medical record as well as a patient’s personal health record, for real-time responses and smooth integration across the multiple platforms a health provider will use.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of August 29, 2023

Community Pharmacy Sector

In an era of rapid change in health care delivery, community pharmacy practice models and community pharmacy business models are both experiencing significant evolution in focus and daunting challenges to be met. We strongly believe that Avricore is a game-changing catalyst for community pharmacy to meet their practice and business challenges and increasingly focus on patient-centred cognitive services with attendant point-of-care testing in the future. Avricore is focused on expanding and further deploying its HealthTab™ and to best meet the current community pharmacy sector’s needs.

Selected Financial Information and Additional Disclosure

The following financial data for the three years is derived from the Annual Audited Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements.

	2022	2021	2020
Total revenue	$1,768,374	$122,808	$33,030
Loss from operations	$818,228	$1,708,132	$1,173,966
Loss per share – basic and diluted	$0.01	$0.02	$0.02
Total assets	$2,568,983	$2,281,393	$440,090
Total current liabilities(1)	$604,893	$84,477	$1,154,131
Total non-current financial liabilities	Nil	Nil	Nil

(1)	2022 Current liabilities include deferred revenue of $252,000 for which the Company completed delivery in Q1 2023.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of August 29, 2023

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2022. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	June 2023	Mar 2023	Dec 2022	Sep 2022	Jun 2022	Mar 2022	Dec 2021	Sep 2021
		$	$	$	$	$	$	$
Revenue	548,049	629,241	997,235	572,228	176,175	42,736	35,190	75,104
Gross profit (loss)	229,471	210,681	168,845	215,961	56,874	15,113	9,317	20,555
Share-based compensation	168,518	88,001	243,000	58,354	9,069	21,099	9,169	74,722
Comprehensive loss	(284,225)	(191,512)	(244,789)	(180,398)	(207,363)	(185,678)	(208,895)	(439,311)
Net income (loss)/share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total Assets	2,143,810	2,296,565	2,568,983	2,128,017	1,985,085	2,122,816	2,281,393	2,517,569

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022

Revenue	$548,049	$176,175	$1,177,290	$218,911

% Change - year over year	211%		437%

Gross profit	$229,471	$56,874	$440,152	$71,987
% Change - year over year	300%		511%

The Company incurred comprehensive loss of $475,737 for the six months ended June 30, 2023 (2022 - $393,041).

Significant changes are as follows:

●	Revenue increased to $1,177,290 (2022 - $218,911) a 437% increase due to an increase in HealthTab™ systems deployed and tests sold. Gross profit amounted to $440,152 (2022 – $71,987) a 511% increase. Gross ,margin for the period was 37.39% (2022- 32.88%) outperforming the Company’s target margin of 30%.

●	Share-based compensation of $ 256,519 (2022 - $30,168) was recognized for stock options granted, vested, and repriced during the period.

●	Consulting fees increased to $128,117 (2022 - $100,000) primarily due to an increase in fees payable to the CTO.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of August 29, 2023

●	General and administrative expenses increased to $184,230 (2022 - $106,901) mainly to due to increase in operations as compared with previous period.

●	Management fees increased to $108,000 (2022 - $75,000) due to an increase in fees payable to the CEO.

●	Professional fees increased to $153,726 (2022 – 83,319) mainly due to an increase in audit fees.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2023

●	The Company incurred comprehensive loss of $284,225 for the three months ended June 30, 2023 (2022 - $207,363).

Significant changes are as follows:

●	Revenue increased to $548,049 (2022 - $176,175) a 211% increase, due to an increase in HealthTab™ systems deployed and tests sold. Gross profit increased to $229,471 (2022 – $56,874) a 300% increase. Gross ,margin for the period was 41.87% (2022- 32.28%) outperforming the Company’s target margin of 30%.

●	Cost of sales increased to $318,578 (2022 – $119,301) due to increase in scale of operations.

●	Share-based compensation of $168,518 (2022 - $9,069) was recognized for stock options granted, vested, and repriced during the period.

●	General and administrative expenses increased to $101,780 (2022 - $73,032) mainly to due to increase in operations as compared with previous period.

●	Professional fees increased to $92,766 (2022 – $52,514) mainly due to an increase in audit fees.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of August 29, 2023

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through the issuance of common shares. Management anticipates that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to a sustainable level.

Cash flows

Sources and Uses of Cash:	Period ended June 30,
	2023	2022
	$	$
Cash provided by (used in) operating activities	227,832	(433,381)
Cash used in investing activities	(418,488)	159,113
Cash provided by financing activities	42,500	24,000
Cash and Cash Equivalents, closing balance	472,371	1,444,501

There is an overall cash outflow of $148,156 for the six months ended June 30, 2023 compared to the $568,494 in comparable period in 2022.

Funding Requirements

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

●	the extent to which we will be commercially successful in launching HealthTab™,

●	the size, cost and effectiveness of our sales and marketing programs, distribution and marketing arrangements,

●	the ability of the Company to raise capital through the issuance of its securities.

As at June 30, 2023, the Company had a working capital of $398,204 (December 31, 2022 – $826,238) and $213,513 (December 31, 2022 - $770,373) in accounts receivable. We believe that our cash on hand, the expected future cash inflows from revenues, net proceeds from the options exercised, if any, may be sufficient to finance our working capital within the next twelve months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of August 29, 2023

RELATED PARTY TRANSACTIONS

For the three and six months period ended June 30, 2023 and 2022, the Company recorded the following transactions with related parties:

a)	$54,000 and $108,000 in management fees (2022 - $37,500 and $75,000), respectively, to the Chief Executive Officer of the Company.

b)	$32,100 and $64,200 in professional fees (2022 - $30,000 and $60,000), respectively, to a company controlled by the Chief Financial Officer of the Company.

c)	$54,000 and $108,000 in consulting fees (2022 - $37,500 and $75,000) to the Chief Technology Officer of the Company.

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Consulting fees	32,100	37,500	64,200	75,000
Management fees	54,000	37,500	108,000	75,000
Professional fees	54,000	30,000	108,000	60,000
Share-based compensation	138,169	-	209,815	12,129
	278,269	105,000	490,015	222,129

There were no amounts due to related parties as at June 30, 2023 and December 31, 2022.

SUBSEQUENT EVENTS

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Common Shares	99,644,664
Stock Options	10,210,000
Warrants	-

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Avricore Health Inc.

Management’s Discussion and Analysis

as of August 29, 2023

COMMITMENTS AND AGREEMENTS

Loans payable

During the year ended December 31, 2020, the Company received a Canada Emergency Business Account loan of $40,000 to be repaid on or before December 31, 2025. The loan is interest-free until December 31, 2023. Thereafter, the outstanding loan balance will bear interest at the rate of 5% per annum.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our annual consolidated financial statements for the year ended December 31, 2022.

Revenue recognition

The Company’s revenues are generated from operating leases of the POCT system and sale of testing panels. Revenue comprises the fair value of the consideration received or receivable and it is shown net of tax and discounts.

The Company recognizes revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services by applying the following steps:

●	Identify the contract with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations; and
●	Recognize revenue when, or as, the Company satisfies a performance obligation.

Revenue may be earned over time as the performance obligations are satisfied or at a point in time which is when the entity has earned a right to payment, the customer has possession of the asset and the related significant risks and rewards of ownership, and the customer has accepted the asset. The Company’s arrangements with clients can include multiple performance obligations. When contracts involve various performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under IFRS 15, Revenue from Contracts with Customers.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of August 29, 2023

The Company determines the standalone selling price by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of our transactions, our marketing strategy, historical sales and contract prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration our go-to-market strategy. As the Company’s go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative standalone selling prices. The Company generally receives payment from its customers after invoicing within the normal 28-day commercial terms. If a customer is specifically identified as a credit risk, recognition of revenue is stopped except to the extent of fees that have already been collected.

Share-based payments

The Company operates an incentive share purchase option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black-Scholes option pricing model, which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Estimation of useful lives of equipment and software

Amortization of equipment and software is dependent upon estimates of their useful lives. The actual lives of the assets are assessed annually and may vary depending on a number of factors. In reassessing asset lives, factors such as technological innovation, product lifecycles, and maintenance are taken into account.

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that Avricore will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue AVRICORE business development and marketing activities. In case AVRICORE does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of August 29, 2023

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

Development of Technological Capabilities

The market for Avricore’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render Avricore’s products or services uncompetitive. If Avricore needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Dependence on Key Personnel

We are dependent to a large extent upon the continued services of our senior management team and other key employees such as sales and technical personnel. There is intense competition for skilled employees and our failure to recruit, train and retain such employees could have an adverse effect on our business, financial condition or operating results.

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and loans payable. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data. Approximately 76% of trade receivables are due from one customer at June 30, 2023 (December 31, 2022 – 97% from one customer).

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Avricore Health Inc.

Management’s Discussion and Analysis

as of August 29, 2023

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions, however, there can be no guarantees that sufficient funds will be raised. As at June 30, 2023, the Company’s liabilities $356,438 (December 31, 2022 - $604,893) were comprised of accounts payable and accrued liabilities $316,438 (December 31, 2022 – 312,893), deferred revenue $nil (December 31, 2022 – $252,000), and loans payable $40,000, (December 31, 2022 – $40,000).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

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Avricore Health Inc.

Management’s Discussion and Analysis

as of August 29, 2023

CONTACT

Officers and Directors	Contact

Hector Bremner, CEO, Director	Avricore Health Inc.

Rodger Seccombe, CTO, Director	Suite 1120 - 789 West Pender St. Vancouver, BC V6C 1H2

Kiki Smith, CFO	Tel: 604 773-8943

David Hall, Chairman

Alan Arnstein, Director

Christine Hrudka, Director

Dr. Robert Sindelar, Director

Thomas Teahen, Director

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